COMPASS Pathways plc announces financial results and business highlights for the first quarter 2021

London, UK – 13 May 2021

Highlights:
•New England Journal of Medicine publishes exploratory study showing signals of positive activity in COMP360 psilocybin compared with escitalopram for major depressive disorder
•Two further US patents granted
•Equity financing raises gross proceeds of $144 million
•Phase IIb clinical trial of COMP360 psilocybin therapy for treatment-resistant depression (TRD) on track to report data by end of 2021
•Wayne J Riley MD joins Board of Directors and Anne Benedict is appointed Chief People Officer
•Conference call today at 1:00pm UK (8:00am ET)

COMPASS Pathways plc (Nasdaq: CMPS) (“COMPASS”), a mental health care company dedicated to accelerating patient access to evidence-based innovation in mental health, today reported its financial results for the first quarter 2021 and gave an update on recent progress across its business.

George Goldsmith, Chairman, CEO and Co-founder, COMPASS Pathways, said, “Our recent financing gives us additional resources to work even faster and to expand our efforts, grow our team, and focus on developing new indications, new compounds and new technologies, and building on our leadership position in psilocybin therapy and mental health care. Far too many people are suffering with mental health challenges today. We are focused on developing evidence-based therapies that can make a difference and be accessible to as many patients as possible who might benefit. The COMP360 data published in the New England Journal of Medicine showed promising signals in a small investigator-initiated study. We are approaching the completion of our phase IIb trial of COMP360 psilocybin therapy for treatment-resistant depression, and on track to report data by the end of the year.”

Business highlights

◦Phase IIb clinical trial of COMP360 psilocybin therapy for TRD continues to progress

–On track to report top-line data by end of 2021

•COMP360 data published in the New England Journal of Medicine

–Signal-generating, exploratory research from independent study at Imperial College London (n=59) comparing the efficacy and mechanisms of action of psilocybin with a six-week course of escitalopram, a selective serotonin reuptake inhibitor (SSRI), for major depressive disorder (MDD)

–Study showed signals of positive activity in COMP360 psilocybin when compared with escitalopram and concludes that psilocybin findings should be explored further in larger studies

–COMP360 psilocybin was generally well-tolerated and there were no Serious Adverse Events

•Two new patents granted by the US Patent and Trademark Office

–Patents cover oral formulations of COMPASS’s synthetic psilocybin in the treatment of MDD and COMPASS’s high-purity crystalline psilocybin (including the form used in COMP360), pharmaceutical formulations containing crystalline psilocybin and methods of treating MDD with crystalline psilocybin.

–COMPASS’s innovation has now been recognised with six granted patents, including three in the US, two in the UK, and one in Germany

•Senior appointments

–Wayne J Riley MD joins COMPASS’s Board of Directors. Wayne is President of the State University of New York Downstate Health Sciences University, Brooklyn, where he holds tenured professorships in internal medicine and health policy and management. He has a breadth of experience in clinical and academic medicine, research programme oversight, biotechnology, primary care, public health, healthcare management and policy, healthcare quality, academic health science centre administration, and government service.

-    Anne Benedict is appointed COMPASS’s first Chief People Officer. Anne has more than 25 years of global experience in human resources, talent and organisational development, and will help COMPASS attract, retain and develop the talent and people we need to achieve our mission

•Equity financing priced, raising gross proceeds of $144 million

Financial highlights

•Net loss for the three months ended 31 March 2021, was $12.7 million, or $0.35 loss per share (after including non-cash share-based compensation expense of $1.7 million), compared with $8.6 million, or $0.93 loss per share, during the same period in 2020 (after including non-cash share-based compensation expense of $1.7 million)

•Research & development (R&D) expenses were $6.9 million for the three months ended 31 March 2021, compared with $5.2 million during the same period in 2020. Of this increase, $1.4 million reflected increased development activities, including hiring additional staff, as COMPASS progresses its COMP360 psilocybin therapy in TRD, and continues to explore additional indications and therapeutic approaches

•General and administrative (G&A) expenses were $6.7 million for the three months ended 31 March 2021, compared with $3.5 million during the same period in 2020. Of the increase, $1.4 million was related to increased personnel costs, $1.1 million related to additional facility and other administrative expenses, and $0.6 million related to increased legal and professional expenses

•Pro-forma cash and cash equivalents was $179.5 million as of 31 March 2021, compared with $190.3 million at 31 December 2020. On 30 April 2021, following the end of the reporting period, COMPASS completed a public offering of 4,000,000 American Depositary Shares (“ADSs”) at a price of $36.00 per ADS for total gross proceeds of $144 million

Conference call

COMPASS Pathways’ management team will host a conference call at 1.00pm UK (8.00am ET) on 13 May 2021. The call can be accessed by dialling (833) 665-0659 from the United States, +1 (914) 987-7313 internationally, and 0800 028 8438 from the UK, followed by the conference ID: 4498819.

The call will also be webcast on the investors section of the COMPASS Pathways website (ir.compasspathways.com) and archived for 30 days.
About COMPASS Pathways
COMPASS Pathways plc (Nasdaq: CMPS) is a mental health care company dedicated to accelerating patient access to evidence-based innovation in mental health. Our focus is on improving the lives of those who are suffering with mental health challenges and who are not helped by current treatments. We are pioneering the development of a new model of psilocybin therapy, in which our proprietary formulation of synthetic psilocybin, COMP360, is administered in conjunction with psychological support. COMP360 has been designated a Breakthrough Therapy by the US Food and Drug Administration (FDA), for treatment-resistant depression (TRD), and we are currently conducting a phase IIb clinical trial of psilocybin therapy for TRD, in 22 sites across Europe and North America. We are headquartered in London, UK, with offices in New York, US. Our vision is a world of mental wellbeing. www.compasspathways.com

Availability of other information about COMPASS Pathways
Investors and others should note that we communicate with our investors and the public using our website (www.compasspathways.com), our investor relations website (ir.compasspathways.com), and on social media (LinkedIn), including but not limited to investor presentations and investor fact sheets, US Securities and Exchange Commission filings, press releases, public conference calls and webcasts. The information that we post on these channels and websites could be deemed to be material information. As a result, we encourage investors, the media, and others interested in us to review the information that is posted on these channels, including the investor relations website, on a regular basis. This list of channels may be updated from time to time on our investor relations website and may include additional social media channels. The contents of our website or these channels, or any other website that may be accessed from our website or these channels, shall not be deemed incorporated by reference in any filing under the Securities Act of 1933.

Forward-looking statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. In some cases, forward-looking statements can be identified by terminology such as “may”, “might”, “will”, “could”, “would”, “should”, “expect”, “intend”, “plan”, “objective”, “anticipate”, “believe”, “contemplate”, “estimate”, “predict”, “potential”, “continue” and “ongoing,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. Forward-looking statements include express or implied statements relating to, among other things, COMPASS’s business strategy and goals, COMPASS’s expectations regarding its ongoing preclinical work and clinical trials, including the timing of the release of clinical data, COMPASS’s plans to expand the potential indications it may address and to develop new potential compounds or technologies, and COMPASS’s ability to hire, retain and develop personnel. The forward-looking statements in this press release are neither promises nor guarantees, and you should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond COMPASS’s control and which could cause actual results, levels of activity, performance or achievements to differ materially from those expressed or implied by these forward-looking statements.
These risks, uncertainties, and other factors include, among others: preclinical and clinical development is lengthy and uncertain, and therefore our preclinical studies and clinical trials may be delayed or terminated, or may never advance to or in the clinic; and those risks and uncertainties described under the heading “Risk Factors” in COMPASS’s annual report on Form 20-F filed with the US Securities and Exchange Commission (SEC) on 9 March 2021 and in subsequent filings made by COMPASS with the SEC, which are available on the SEC’s website at www.sec.gov. Except as required by law, COMPASS disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this press release in the event of new information, future developments or otherwise. These forward-looking statements are based on COMPASS’s current expectations and speak only as of the date hereof.
Enquiries
Media: Tracy Cheung, tracy@compasspathways.com, +44 7966 309024
Investors: Stephen Schultz, stephen.schultz@compasspathways.com, +1 401 290 7423

COMPASS PATHWAYS PLC
Condensed Consolidated Balance Sheets
(unaudited)
(in thousands, except share and per share amounts)
(expressed in U.S. Dollars, unless otherwise stated)

	March 31,	December 31,
	2021	2020
ASSETS
CURRENT ASSETS:
Cash	$179,520	$190,327
Restricted cash	29	29
Prepaid expenses and other current assets	15,501	12,048
Total current assets	195,050	202,404
Investment	534	529
Property and equipment, net	282	245
Deferred tax assets	221	221
Other assets	50	57
Total assets	$196,137	$203,456
LIABILITIES, CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$5,293	$2,747
Accrued expenses and other liabilities	2,346	4,148
Total current liabilities	7,639	6,895
Total liabilities	7,639	6,895

Commitments and contingencies (Note 12)
SHAREHOLDERS' EQUITY:
Ordinary shares, £0.008 par value; 36,743,886 and 35,930,331 shares authorized, issued and outstanding at March 31, 2021 and December 31, 2020, respectively	376	367
Deferred shares, £21,921.504 par value; one share authorized, issued and outstanding at March 31, 2021 and December 31, 2020	28	28
Additional paid-in capital	282,135	279,480
Accumulated other comprehensive income	16,573	14,585
Accumulated deficit	(110,614)	(97,899)
Total shareholders’ equity	188,498	196,561
Total liabilities, convertible preferred shares and shareholders' equity	196,137	203,456

COMPASS PATHWAYS PLC
Condensed Consolidated Statements of Operations and Comprehensive Loss
(unaudited)
(in thousands, except share and per share amounts)

	Three Months Ended March 31,
	2021	2020
OPERATING EXPENSES:
Research and development	$6,884	$5,223
General and administrative	6,718	3,482
Total operating expenses	13,602	8,705
LOSS FROM OPERATIONS:	(13,602)	(8,705)
OTHER INCOME (EXPENSE), NET:
Other income	1	15
Foreign exchange (losses) gains	(643)	78
Fair value change of convertible notes	—	(616)
Fair value change of convertible notes - due to a related party	—	(432)
Benefit from R&D tax credit	1,557	1,075
Total other income (expense), net	915	120
Loss before income taxes	(12,687)	(8,585)
Income tax expense	(28)	—
Net loss	(12,715)	(8,585)
Other comprehensive income (loss):
Foreign exchange translation adjustment	1,988	(348)
Comprehensive loss	$(10,727)	$(8,933)
Net loss per share attributable to ordinary shareholders—basic and diluted	$(0.35)	$(0.93)
Weighted average ordinary shares outstanding—basic and diluted	36,569,290	9,190,556